FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Clayton, Thomas F.	2. Issuer Name and Tickler or Trading Symbol Old National Bancorp ONB						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
							Executive Vice President
(Last) (First) (Middle) 8004 Washington Ave	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year February 6, 2003			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month//Day/Year)			X	Form filed by One Reporting Person
(Street) Evansville, IN 47715								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common stock	02/06/03		L	V	8.686	A		1,342.120	D

Common stock								0.000	I1
Common stock								1,147.350	I2
Common stock								10,747.838	I3
Common stock								13,328.800	I4

D Thomas F Clayton
I1 T F Clayton CF Laurel Jane Clayton No longer a reportable beneficial interest in shs previously held as custodian for daughter under U/IN/U/T/M/A.
I2 T F Clayton CF Patricia Carter Clayton
I3 ONB Emp Savings and Profit Sharing Plan
I4 Susan Clayton spouse
FORM 4 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con- version or Exercise Price of Deriv-ative Security	3. Trans- action Date (Month/ Date/ Year)	3A. Deemed Execut-ion Date, if any (Month/ Date/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option Right to Buy	$23.9365	6/27/01		A	V	78,057		(1)	6/27/2011	common stock	78,057	N/A	78,057	Direct (D)

Employee Stock Option Right to Buy	$23.9365	6/27/01		A	V	14,433		(2)	6/27/2011	common stock	14,433	N/A	14,433	Direct (D)

Employee Stock Option Right to Buy	$22.6952	1/22/02		A	V	87,150		(3)	1/22/2012	common stock	87,150	N/A	87,150	Direct (D)

Employee Stock Option Right to Buy	$22.8000	1/31/03		A	V	110,000		(4)	1/31/2013	common stock	110,000	N/A	110,000	Direct (D)

Explanation of Responses: (1) The Option vests in 4 equal annual installments beginning on February 1, 2002.* (*) Subject to Accelerated Vesting in Certain Circumstances.
(2) The Option is Immediately Exercisable. (3) The Option vests in 4 equal annual installments beginning on January 22, 2003.* (*) Subject to Accelerated Vesting in Certain Circumstances.

(4) The Option vests in 4 equal annual installments beginning on January 31, 2004.* (*) Subject to Accelerated Vesting in Certain Circumstances.

	**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Last Update: 09/05/2002